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[REED SMITH LETTERHEAD]                                         Reed Smith LLP
                                                           1301 K Street, N.W.
                                                       Suite 1100 - East Tower
                                                   Washington, D.C. 20005-3373
W. THOMAS CONNER                                               +1 202 414 9200
Direct Phone: +1 202 414 9208                              Fax +1 202 414 9299
Email: tconner@reedsmith.com                                     reedsmith.com

July 30, 2012

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Mr. Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: POST-EFFECTIVE AMENDMENT ON FORM N-4 FOR METROPOLITAN LIFE SEPARATE ACCOUNT E (FILE NO. 333-176654)

Dear Mr. Oh:

   On behalf of Metropolitan Life Insurance Company (the "Company") and its separate account, Metropolitan Life Separate Account E (collectively with the Company, the "Registrant"), we are responding to the comments that you provided to me and my partner, Mary Payne, orally on July 17, 2012, in connection with a post-effective amendment (the "Amendment") to the above-referenced registration statement. The Amendment was filed on June 1, 2012 pursuant to paragraph
(a) (1) of Rule 485 under the Securities Act of 1933. As you know, the Amendment was filed to make certain changes to the versions of the Guaranteed Minimum Income Benefit ("GMIB") and Enhanced Death Benefit ("EDB") riders currently being offered with the variable annuity contracts that are the subject of the Amendment (the "Contracts").

   For ease of reference, each of the Staff's comments is set forth below, followed by the Company's response. In certain cases, the comments correlate to comments we received orally from the Staff on July 12, 2012, on the "Class A" version of the Contracts, and with respect to which we responded in writing by letter dated July 19, 2012 (the "July 19th Letter"). We also received oral comments on the "Class/Series VA" versions of the Contracts (as well as certain other versions) on July 17/th/, with respect to which we responded in writing by letter dated July 27, 2012 (the "July 27/th/ Letter"). We refer to our responses in the July 19/th/ and the July 27/th/ Letters in certain places in this letter. Any changes we make will be submitted in a 497 filing.

1. COMMENT 1.

   (a)   Comment 1(a) is the same basic Comment 2(a) from the July 19th Letter.

   RESPONSE:   The Registrant provides the same confirmation as in the
   July 19/th/ Letter.

 NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS
      LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH
        MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON
           SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . GREECE

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Mr. Sonny Oh                                               [LOGO OF REEDSMITH]
July 30, 2012
Page 2

   (b) Comment 1(b) is basically the same as Comment 2(b) from the July 19th Letter.

   RESPONSE:   The Staff's comment appears to be referring to the fact that in the October 7, 2011 prospectus (as supplemented), there were five investment portfolios referred to as the "GMIB Max Portfolios" that were only available for investment in Contracts issued with the GMIB Max III rider. This restriction has since been removed, and the portfolios, while they may still be grouped together for marketing or other related purposes, will be available for allocation by all Contract owners.

   (c) Comment 1(c) is basically the same as Comment 2(c) in the July 19th Letter, with an exhortation from the Staff to keep in mind that there may be EDB Max disclosure to address.

   RESPONSE:   See our response to Comment 2(c) in the July 19th Letter, which in this case also addresses the Staff's questions regarding the EDB Max III rider.

2. COMMENT 2.

   Comment 2 is similar to the Staff's Comment 3 in the July 19th Letter.

   RESPONSE:   See our response to Comment 3 in the July 27th Letter.

3. COMMENT 3.

   Comment 3 tracks Comment 4(b) from the July 19/th/ Letter.

   RESPONSE:   See our response to Comment 4(b) in the July 19th Letter.

4. COMMENT 4.

   Comment 4 is a new Comment. With reference to the description of the "Enhanced Dollar Cost Averaging Program" on page 39, please add disclosures to the effect that subsequent payments may be made while the EDCA is in effect, but will only be added to the EDCA upon express election.

   RESPONSE:   Registrant respectfully notes that disclosure to this effect is currently in the introductory paragraph to the entire "Dollar Cost Averaging and Enhanced Dollar Cost Averaging Program" section, and does not believe it needs to be repeated in subsequent subsections.

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Mr. Sonny Oh                                                [LOGO OF REEDSMITH]
July 30, 2012
Page 3

5. COMMENT 5.

   Comment 5 is also a new Comment. The Staff requests that the Registrant add "in good order" after "Upon notice of death. . . " contained in the last sentence on page 40. Please also add to page 54, in the last paragraph, "in good order" after "If we are presented with notification of your death...."

   RESPONSE:   Adding "in good order" would be incorrect in both cases.
Importantly, however, Registrant notes that in both situations Account Values remain as then-allocated.

6. COMMENT 6.

   Comment 6 is the same as Comment 4(a) in the July 19/th/ Letter.

   RESPONSE:   See our response to Comment 4(a) in the July 19/th/ Letter.

7. COMMENT 7.

   (a) Comment 7(a) is the same as Comment 5(a)(i) from the July 19th Letter, but applies to the disclosure regarding EDB Max IV.

   RESPONSE:   See our response to Comment 5(a) in the July 27/th/ Letter.

   (b)   Comment 7(b) is the same as Comment 5(a)(ii) in the July 19th Letter.

   RESPONSE:   See our response to Comment 5(b) in the July 27/th/ Letter.

8. COMMENT 8.

   Comments 8(a) and 8(b) track Comments 5(a)(i) and 5(a)(ii) from the July 19/th/ Letter, except that they relate to the GMIB Max IV rider.

   RESPONSE:   The Registrant will include commensurate disclosure to the disclosure referred to in our response to Comment 7 above.

9. COMMENT 9.

   Comment 9 is Comment 6(a) from the July 19th Letter, except that the Staff requests that the EDB Max examples be added.

   RESPONSE:   Registrant's response is the same to the extent that it will use actual rates from the new EDB Max IV rider.

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Mr. Sonny Oh                                                [LOGO OF REEDSMITH]
July 30, 2012
Page 4

10.COMMENT 10.

   Comment 10 is Comment 8 from the July 19th Letter.

   RESPONSE:   See our response to Comment 8 in the July 19th Letter.

11.COMMENT 11.

   Comment 11 is Comment 9 from the July 19th Letter.

   RESPONSE:   See our response to Comment 9 in the July 19th Letter.


Very truly yours,

/s/ W. Thomas Conner
---------------------
W. Thomas Conner

cc:  Mary Payne
     Marie Swift
     Myra Saul
     Trina Sandoval